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3-11-02



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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 50507

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carolinas First Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Abbey Place, Suite 203
(No. and Street)

Charlotte, North Carolina 28209
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James T. Garrett (704) 523-5800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moyer, Smith & Roller, P.A.
(Name — *if individual, state last, first, middle name*)

5701 Executive Center Dr., Suite 102 Charlotte, North Carolina 28212
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/12/02
SS

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James T. Garrett, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolinas First Investments, Inc., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAROLINAS FIRST INVESTMENTS, INC.

Charlotte, North Carolina

Audited

Financial Statements

At

December 31, 2001

And

For The Year Then Ended

* * * * * * *

TABLE OF CONTENTS

MSR
CERTIFIED PUBLIC ACCOUNTANTS
MOYER, SMITH & ROLLER
P.A.

Independent Auditors' Report

To The Board of Directors
Carolinas First Investments, Inc.
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Carolinas First Investments, Inc. (an S corporation) as of December 31, 2001 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolinas First Investments, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Moyer, Smith + Roller, P.A.

January 28, 2002

Providing Tax, Consulting, Accounting and Auditing Services to Area Businesses Since 1989
5701 Executive Center Drive, Suite 102, Rutherford Building
Charlotte, North Carolina 28212 704-566-0222 Fax 704-531-6197
E-Mail: msr@msr-cpa.com Web-Site: www.msr-cpa.com

CAROLINAS FIRST INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2001

ASSETS

Current Assets	
Cash and Cash Equivalents	$ 12,209
Commissions Receivable	2,056
TOTAL ASSETS	$ 14,265

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Commissions Payable	$ 1,939
Total Liabilities	1,939
Stockholder's Equity	
Capital Stock, $1.00 par value; 10,000 shares authorized, issued and outstanding	10,000
Retained Earnings	2,326
Total Stockholder's Equity	12,326
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 14,265

See Independent Auditors' Report and Accompanying Notes.

CAROLINAS FIRST INVESTMENTS, INC.
Statement of Operations and Retained Earnings
For The Year Ended December 31, 2001

Revenues	
Management fees	$ 78,934
Commissions	79,165
Total Revenues	158,099
Operating Expenses	
Commissions	8,057
Management fees	143,958
Membership and related expenses	3,111
Other expenses	1,514
Total Operating Expenses	156,640
Net Income	1,459
Beginning Retained Earnings	867
Ending Retained Earnings	$ 2,326

See Independent Auditors' Report and Accompanying Notes.

CAROLINAS FIRST INVESTMENTS, INC.
Statement Of Changes in Stockholder's Equity
For The Year Ended December 31, 2001

Description:

Beginning Balance	$ 10,867
Plus: Net Income	1,459
Ending Balance	$ 12,326

See Independent Auditors' Report and Accompanying Notes.

CAROLINAS FIRST INVESTMENTS, INC.
Statement of Cash Flows
December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 1,459
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease in Commissions Receivable	175
Increase in Commissions Payable	115
NET CASH PROVIDED BY OPERATING ACTIVITES	1,749
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,749
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,460
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 12,209

See Independent Auditors' Report and Accompanying Notes.

CAROLINAS FIRST INVESTMENTS, INC.
Notes To Financial Statements
December 31, 2001

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Carolinas First Investments, Inc. (the Company), formerly known as Thaxton Securities, Inc., is a North Carolina Corporation. The Company was incorporated on August 11, 1997, and subsequently capitalized on January 22, 1998. On August 25, 1999, all issued and outstanding shares of the Company were sold to the president of Thaxton Securities, Inc. and the Company underwent a name change from Thaxton Securities, Inc. to Carolinas First Investments, Inc. The reporting entity was not affected by the Company's change in name or ownership.

Carolinas First Investments, Inc. is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a registered broker-dealer in North Carolina, South Carolina, Mississippi, Texas, Kentucky and Ohio. The Company acts as a mutual fund retailer and also may sell variable life insurance contracts, annuities or corporate debt securities.

Cash and Cash Equivalents

The Company considers all highly liquid unrestricted investments with maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Income Taxes

Carolinas First Investments, Inc., with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Management Fees

Management fees are recorded when earned.

NOTE B - CREDIT RISK AND OTHER BUSINESS CONCENTRAITONS

The Company has engaged in various trading and brokerage activities in which counterparties may include registered investment companies, broker-dealers, banks and other financial institutions, and individuals. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is management's policy to review, as necessary, the credit standing of each counterparty.

Additionally, the Company places its cash and cash equivalents on deposit with financial institutions. These balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. From time to time, the Company may have balances on deposit in excess of the insured limit.

Approximately 94% of the revenue is generated from one customer. The loss of this customer could have an adverse effect on the Company

CAROLINAS FIRST INVESTMENTS, INC.
Notes To Financial Statements (Continued)
December 31, 2001

NOTE C - CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital ($5,000) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and net capital ratio were as follows:

	2001
Net capital	12,326
Net capital ratio (ratio of indebtedness to capital)	0.16 to 1

NOTE D - RELATED PARTY TRANSACTIONS

The president and sole owner of the Company is also the president and sole owner of Carolinas First Financial, Inc. The Company has a verbal management agreement where the Company pays Carolinas First Financial, Inc. for administrative and employment services. During 2001, the Company paid Carolinas First Financial, Inc. $143,958 in management fees.

NOTE E - RULE 15c3-3

Registrant is exempt from Rule 15c3-3 by paragraph (k)(1) and is not required to maintain minimum deposits, as computed in accordance with the reserve formula. As required under the exemption, Carolinas First Investments, Inc. dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interest or participations in an insurance company separate account, whether or not registered as an investment company.

NOTE F - FOCUS REPORT

There are no material differences between the Company's net capital computations as presented in the Company's FOCUS report as of December 31, 2001, and net capital as computed based on these financial statements.

NOTE G - SUBORDINATED LIABILITIES

The Company had no subordinated liabilities at December 31, 2001.

ACCOMPANYING INFORMATION

MSR
CERTIFIED PUBLIC ACCOUNTANTS
MOYER, SMITH & ROLLER
P.A.

Independent Auditors' Report
on Accompanying Information

To The Board of Directors
Carolinas First Investments, Inc.
Charlotte, North Carolina

We have audited the accompanying financial statements of Carolinas First Investments, Inc. (an S corporation) as of December 31, 2001 and for the year then ended, and have issued our report thereon dated January 28, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The accompanying information on pages eleven and twelve is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moyer, Smith + Roller, P.A.

January 28, 2002

Providing Tax, Consulting, Accounting and Auditing Services to Area Businesses Since 1989
5701 Executive Center Drive, Suite 102, Rutherford Building
Charlotte, North Carolina 28212 704-566-0222 Fax 704-531-6197
E-Mail: msr@msr-cpa.com Web-Site: www.msr-cpa.com

CAROLINAS FIRST INVESTMENTS, INC.
Computation of Net Capital and Net Capital Ratio
Rule 15c3-1
December 31, 2001

Stockholder's capital	$ 12,326
Net capital	$ 12,326
Aggregate indebtedness	$ 1,939
Ration of indebtedness to net capital	0.16 to 1

CAROLINAS FIRST INVESTMENTS, INC.
Material Inadequacies
Rule 17a-5(j)
December 31, 2001

Material Inadequacies	Corrective Action Taken or Proposed
None	Not applicable

MSR CERTIFIED PUBLIC ACCOUNTANTS
MOYER, SMITH & ROLLER P.A.

Report on Internal Control Required by SEC Rule 17a-5

To The Board of Directors
Carolinas First Investments, Inc.
Charlotte, North Carolina

In planning and performing our audit of the financial statements of Carolinas First Investments, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recording of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

5701 Executive Center Drive, Suite 102, Rutherford Building
Charlotte, North Carolina 28212 704-566-0222 Fax 704-531-6197
E-Mail: msr@msr-cpa.com Web-Site: www.msr-cpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of the member-managers, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer, Smith + Roller, P.A.

January 28, 2002

